The following chart illustrates the Company's main assets and subsidiaries (the "**subsidiaries**"), together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities held by the Company as of March 30, 2005.



Rio Narcea Gold Mines, Ltd.
"RNGM Ltd."
(CBCA)
100%
100%
57.41%
Rio Narcea Recursos, Ltd.
"RNR, Ltd."
(Ontario)
4258703 Canada Inc.
"Amalco"
(CBCA)
42.59%
Rio Narcea Corporativa, S.L.
"RN Corp."
(Spain)
100%
100%
100%
100%
Rio Narcea Recursos, S.A.
"RNR ,S.A."
(Spain)
Aguablanca project (100%)
Rio Narcea Nickel, S.A.
"RNN, S.A."
(Spain)
Ossa Morena exploration permits
Rio Narcea Gold Mines, S.A.
"RNGM, SA"
(Spain)
El Valle mine (100%)
Carlés mine (100%)
Naraval Gold, S.L.
"Naraval"
(Spain)
100%
100%
93.7%
Rio Narcea Gold Mines, S.A.
(Sucursal em Portugal)
"RNGMSA Port"
(Portugal)
Ossa Morena exploration permits
Exploraciones Mineras del Cantábrico, S.L.
"EMC"
(Spain)
Salave project
Défiance Quebec Inc.
"Defiance Quebec"
(Quebec)
100%
100%
100%
100%
100%
997517 Ontario Inc.
(Ontario)
Silvermaque Resources Inc.
(Delaware)
Geomaque de Honduras, S.A. de C.V.
(Honduras)
Vueltas mine (100%)
Silvermaque Financial Limited
(Cayman Islands)
Midas Gold plc.
"Midas"
(England and Wales)
100%
Tasiast Holdings S.A.
"Tasiast S.A."
(Luxembourg)
100%
Tasiast Mauritanie Limited
"TML"
(Mauritius)
Mauritanian exploration permits
100%
Tasiast Mauritanie Limited S.A.
"TMLSA"
(Mauritania)
Tasiast project

Title to Properties – Spain and Portugal

Property location map



Salave
Carlés Mine
Corcoesto
Lugo
El Valle Mine
Penedono
MADRID
Rio Malo
PORTUGAL
SPAIN
Aguablanca
SEVILLA
HUELVA
0
100 Km

Mauritania Property Location Map



-18°
-14°
-10°
-6°
26°
22°
18°
ATLANTIC
OCEAN
N
ALGERIA
MALI
SENEGAL
MAURITANIA
Bir-Moghrein
Zouerate
Nouadhibou
Akjoujt
Nouakchott
KARET
AHMEYIM - TIJIRIT
TASIAST
Ta
Pl
A
Np
NpM
0
150
300km
30°
0°
MAURITANIA
AFRICA
Quarternary dunes
Ta Tertiary
Pl Palaeozoic
NpM Mauritanides
Np Neoproterozoic
A Archaean and Palaeoproterozoic
Fault
Mauritanide thrust
Drainage and lakes
Major centres

El Valle Mine location map



Gold deposits
Town
Property Boundaries
Au Mineralization
Salas
Field Office
Godán
Carlés
Mine
Villanueva
Coreshed
La Brueva
Antoñana
Villaverde
Santa Marína
Mari Luz
EL VALLE
MINE
0
5 km
Scale

Carlés Mine location map



Gold deposits
Town
Property Boundaries
Au Mineralization
Salas
Field Office
CARLES
MINE
Godán
Villanueva
Coreshed
La Brueva
Antoñana
Villaverde
Santa Marína
Mari Luz
El Valle Mine
0
5 km
Scale

Aguablanca Location Map



SPAIN
PORTUGAL
BADAJOZ
Merida
PORTUGAL
BADAJOZ
Evora
Zafra
CORDOBA
Moura
Monesterio
Aguablanca
Santa Olalla del Cala
SEVILLA
HUELVA
SEVILLA
Legend
Rio Narcea Properties
Spanish Provinces
Roads